April 26, 2016
Via EDGAR
Trace Rakestraw
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Variable Contracts Funds, Inc.
File Numbers 002-35570, 811-01944
Post-Effective Amendment No. 104 to the Registration Statement on Form N-1A

Dear Mr. Rakestraw,
This letter responds, on behalf of Principal Variable Contracts Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to post-effective amendment number 104 to the Registrant’s registration statement on Form N-1A (the “Amendment”), which you communicated to me, Jennifer Block and Britney Schnathorst by telephone on April 11, 2016. The Registrant filed the Amendment with the Commission on February 23, 2016, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No.105).
Comments to the Prospectus
Comments that Apply to More Than One Fund (as applicable)
Comment 1. For each fund that has an expense reimbursement or waiver, please confirm that dates will be updated in the footnotes to the expense table and that such reimbursements and waivers will be in effect for no less than one year from the effective date of the registration statement.
Response: Confirmed.
Comment 2. Please confirm that actual, not estimated, expenses will be used in the expense table for funds (and classes of funds) that have operating results of sufficient length.
Response: Confirmed.
Comment 3. Where the “Other Expenses” line in the Expense Table is inapplicable for a fund, please delete the entire line from the table.
Response: The Registrant respectfully declines to revise the disclosure, as doing so may convey inaccurately that the fund is not charged “other expenses” when, in fact, those expenses simply do not rise to the level at which they would be rounded up to a basis point, consistent with instructions provided in Form N-1A.
Comment 4. When a fund’s performance reflects the performance of a predecessor fund, please disclose when the merger occurred and the reasons for the merger.
Response: The Registrant respectfully declines to revise the disclosure, as such information is not required by Form N-1A.

Comment 5. In each fund’s principal investment strategies and risks, please use “medium market-capitalization” and similar terms consistently.
Response: The Registrant will make the requested revision.
Comment 6. For each fund that has a principal investment strategy to invest in fixed-income securities, please disclose the average portfolio duration of the fixed-income portion of the fund.
Response: The Registrant respectfully declines to revise the disclosure. For the Registrant’s funds that have a principal investment strategy to invest in fixed-income securities but do not disclose an average portfolio duration, duration is one of several considerations in making allocation decisions, but such funds (or their respective fixed income component) are not managed to a particular duration.
Comment 7. Please define “emerging markets” in the principal investment strategies for each applicable fund, and explain how the fund determines whether securities are tied economically to an emerging market country.
Response: The Registrant respectfully submits that it defines “emerging market securities” and “emerging market countries” in detail in the Additional Information about Investment Strategies and Risks-Emerging Markets section. Therefore, the Registrant declines to repeat this disclosure in the summary section. See Note 4 to 1933 Act Rule 421(b)(4) (stating, “you should avoid …[d]isclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”). Form N-1A intends for Item 4 strategy and risk disclosure (summary section) to summarize the Item 9 strategy and risk disclosure (the Registrant includes Item 9 disclosure in the Additional Information about Investment Strategies and Risks section). See N-1A Item 4(a) and 4(b)(1)(i).
Comment 8. Please add a call risk for funds that have a principal investment strategy to invest in fixed income securities.
Response: The Registrant respectfully submits that additional risks associated with fixed income securities, including call risk, are addressed in the Additional Information about Investment Strategies and Risks-Fixed-Income Securities section. Therefore, the Registrant declines to repeat this disclosure in the summary section. See Note 4 to 1933 Act Rule 421(b)(4) (stating, “you should avoid …[d]isclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”). Form N-1A intends for Item 4 strategy and risk disclosure (summary section) to summarize the Item 9 strategy and risk disclosure (the Registrant includes Item 9 disclosure in the Additional Information about Investment Strategies and Risks section). See N-1A Item 4(a) and 4(b)(1)(i).
Comment 9. Please remove duplicative disclosure in the real estate securities risk.
Response: The Registrant will make the requested revision.
Comment 10. Please consider adding examples of securitized products (such as ABS, MBS) in the securitized products risk.
Response: The Registrant will use the term “securitized products” to refer to asset-backed and/or mortgaged-backed securities in each applicable fund’s principal investment strategies to make clear the connection between the principal investment strategies and the securitized products risk.
Comment 11. The disclosure in the securitized products risk varies for some funds. Please make the risks consistent.
Response: The Registrant will make the requested revision.
Comment 12. Several funds (for example, the Equity Income, LargeCap Growth and MidCap Accounts) define capitalization by using ranges related to an index. Please explain the reasonableness of these capitalization ranges. Are they consistent with industry practices and classifications? Please See Frequently Asked Questions about Rule 35d-1, Question 6.
Response: The Registrant respectfully submits that the use of indexes as definitional references for capitalization is entirely reasonable and appropriate and consistent with industry practice and classifications. The Staff’s response to frequently asked question number 6 states, “an investment company may use any reasonable definition of [small-, mid-, or large-capitalization] and should define these terms in its discussion of its investment objectives and strategies in its prospectus… consider[ing] all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.” (emphasis added).
The Russell 1000 Value Index, which the Equity Income Account uses as a definitional reference for the term “large capitalization,” is an industry-accepted approximation for large-cap securities, and other funds reference this index for such purposes. Moreover, the Russell 1000 Value Index is the index against which the fund’s performance is compared.
The Russell 1000 Growth Index, which the LargeCap Growth Account uses as a definitional reference for the term “large capitalization,” is also an industry-accepted approximation for large-cap securities, and other funds reference this index for such purposes. Moreover, the Russell 1000 Growth Index is the index against which the fund’s performance is compared.
The Russell Midcap Index, which the MidCap Account uses as a definitional reference for the term “medium capitalization,” is also an industry-accepted approximation for mid-cap securities, and other funds reference this index for such purposes. Moreover, the Russell Midcap Index is the index against which the fund’s performance is compared.
Balanced Account
Comment 13. The Balanced Account’s principal investment strategies state, “[t]he Account utilizes an asset allocation approach that primarily focuses on asset class allocation (equity versus fixed income) and secondarily growth versus value, domestic versus foreign, and market capitalization size.” If the secondary characteristics are applicable to only the equity portion of the fund, please clarify the disclosure.
Response: The Registrant will make the requested revision.
Comment 14. The fund includes real estate securities risk as a principal risk. If the fund has a principal investment strategy to invest in real estate securities or REITs, please disclose such strategies.
Response: The fund includes the real estate securities risk due to its investments in MBS. The fund does not have a principal investment strategy to invest in other real estate securities, including REITs; therefore, it will not add other real estate securities references to the principal investment strategies.
Bond Market Index Account
Comment 15. Please confirm that the fund invests 80% of its net assets, plus any borrowings for investment purposes, in investments designed to replicate the Barclays U.S. Aggregate Bond Index.
Response: Confirmed.
Comment 16. The fund’s principal investment strategies state that the fund invests its assets “in investments designed to replicate” the index. Consider rewording the disclosure to clarify whether the fund uses a full replication, index optimization, or sampling strategy.
Response: The Registrant will make the requested revision.
Comment 17. Please add additional disclosure to the index fund risk about the fund’s inability to track the index, including the fund’s inability to buy/sell securities in the index, if true.
Response: The Registrant respectfully declines to make the requested change and submits that the fund’s principal investment strategies refer to “the practical difficulties and expense of purchasing all of the securities in the Index.” More information about these risks is provided in the Additional Information about Investment Strategies and Risks-Index Funds section. Therefore, the Registrant declines to repeat this disclosure in the summary section. See Note 4 to 1933 Act Rule 421(b)(4) (stating, “you should avoid …[d]isclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”). Form N-1A intends for Item 4 strategy and risk disclosure (summary section) to summarize the Item 9 strategy and risk disclosure (the Registrant includes Item 9 disclosure in the Additional Information about Investment Strategies and Risks section). See N-1A Item 4(a) and 4(b)(1)(i).

Comment 18. Should this fund have disclosure similar to the fourth paragraph of the Diversified Balanced Account’s principal investment strategies regarding derivative strategies?
Response: No, because this fund does not have a principal investment strategy to invest in derivatives.
Core Plus Bond Account
Comment 19. Confirm that the Registrant will update the EDGAR series and class information with the fund’s new name.
Response: Confirmed.
Comment 20. The second paragraph of the fund’s Principal Investment Strategies states, “the Sub-Advisor will determine whether the bond is of a quality comparable…” Consider defining the term Sub-Advisor.
Response: The Registrant respectfully declines to revise the disclosure because it believes the current disclosure is clear. For example, the sub-advisor is identified in the summary section under the “sub-advisor” heading.
Comment 21. Did the average ratings of the fund’s fixed-income assets change due to the fund’s name and strategy changes?
Response: No. The average ratings of the fund’s fixed income investments will be changed to reflect the fund’s ratings as of December 31, 2015.
Comment 22. The derivatives risk lists separate bullets for “credit default swaps,” “currency contracts,” and “forward contacts, futures and swaps.” Should forward contracts be part of the currency contract risk?
Response: The Registrant respectfully declines to revise the disclosure and submits that the currency contract risk subpart, when considered with the risks described under forward contracts, adequately discloses the risks associated with foreign currency forward contracts.
Diversified Balanced Account
Comment 23. Add the phrase “each of which tracks an index” to the first sentence of the fund’s principal investment strategies to make it clear that the fund’s underlying funds are index funds.
Response: The Registrant will make the requested revision.
Comment 24. Please consider adding additional disclosure to clarify why PVC and PFI are listed in the second paragraph of the fund’s principal investment strategies.
Response: The Registrant respectfully declines to revise the disclosure. The first paragraph identifies the underlying funds as “PFI” funds and defines PFI. The second paragraph identifies PMC as the manager for both PFI (underlying funds) and PVC (fund of funds and underlying funds).
Comment 25. Please add disclosure that makes it clear that the derivatives risk relates to liquidation of the underlying fund’s positions, rather than those of the fund of funds.
Response: The Registrant respectfully declines to make the requested revision because it believes the current disclosure clearly designates which risks are related to the fund of funds and which risks are related to the underlying funds.
Comment 26. Please delete the investment company securities risk as it appears to be duplicative of the Fund of Funds Risk.
Response: The Registrant respectfully declines to make the requested revision. Although the risks are similar, the fund of funds risk applies to the fund of funds, and the investment company securities risk applies to the underlying funds.
Comment 27. In the fund’s average annual total returns table, make “years” plural in the heading for “Past 5 Years.”
Response: The Registrant will make the requested revision.

Comment 28. If the weightings of the custom index reflect the typical weightings of the fund, consider disclosing such weightings in the fund’s principal investment strategies.
Response: The Registrant respectfully declines to revise the disclosure because such information is not required by Form N-1A to be disclosed. Moreover, the fund’s principal investment strategies currently disclose percentages of general categories (equity and fixed income).
Diversified Balanced Managed Volatility Account
Comment 29. In the fund’s principal investment strategies, disclose ranges for investments in all types of funds, not just the split between underlying bond and equity funds. If the weightings of the custom index reflect the typical weightings of the fund, consider disclosing such weightings in the fund’s principal investment strategies.
Response: The Registrant respectfully declines to revise the disclosure because such information is not required by Form N-1A to be disclosed. Moreover, the fund’s principal investment strategies currently disclose percentages of general categories (equity and fixed income).
Comment 30. Please add more disclosure about the managed volatility aspect of the fund.
Response: The Registrant respectfully declines to revise the disclosure. The Registrant’s disclosure regarding such strategies is responsive to N-1A Item 4(a) and N-1A General Instruction C.1.(c).
Comment 31. Is the information in bar chart accurate?
Response: The Registrant will update the performance results shown in the bar chart for the fund in the 485B filing.
Diversified Growth Account
Comment 32. Please explain why this fund is a growth fund since it invests in the same underlying funds as the Diversified Balanced Account.
Response: The weightings of the underlying funds are different for the two funds. As described in each fund’s principal investment strategies, the Diversified Balanced Account has an equal weight between fixed income and equities (each 50%), whereas the Diversified Growth Account has a higher allocation to equities than fixed income (65% and 35%, respectively).
Government & High Quality Bond Account
Comment 33. Please change the fund’s benchmark to a broad-based index as described in Form N-1A.
Response: The Registrant respectfully declines to revise the disclosure. Form N-1A, Item 27(b)(7), Instruction 5 defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index meets this definition, as the index is administered by an organization that is not an affiliated person of the fund, the fund’s investment adviser or the fund’s distributor.
International Emerging Markets Account
Comment 34. Does the fund’s definition of emerging markets include frontier markets? If not, please revise the phrase “generally include every nation in the world except…”
Response: The Registrant will make the requested revision to the quoted phrase since frontier markets are not included in the definition of emerging markets for this fund.
LargeCap Growth Account
Comment 35. Please add disclosure to the fund’s principal investment strategies explaining how an advisor determines what securities to buy and sell.
Response: The Registrant respectfully declines to revise the disclosure. The Registrant’s disclosure in the summary section is responsive to N-1A Item 4(a) and N-1A General Instruction C.1.(c). The Registrant includes information about the advisers’ buy and sell decisions in its Additional Information about Investment Strategies and Risks-Management of the Account section.

See N-1A Item 9(b)(2) (“Explain in general terms how the Fund’s adviser decides which securities to buy and sell….”).
Large Cap Growth Account I
Comment 36. The fund’s principal investment strategies state that Principal Management Corporation invests between 10% and 30% of the Account's assets in equity securities in an attempt to match or exceed the performance of the Account's benchmark index … by purchasing securities in the index while slightly overweighting and underweighting certain individual equity securities relative to their weight in the index.” Please disclose how PMC determines what securities to underweight/overweight.
Response: The Registrant respectfully declines to revise the disclosure. The Registrant’s disclosure in the summary section is responsive to N-1A Item 4(a) and N-1A General Instruction C.1.(c). The Registrant includes information about the advisers’ buy and sell decisions in its Additional Information about Investment Strategies and Risks-Management of the Account section. See N-1A Item 9(b)(2) (“Explain in general terms how the Fund’s adviser decides which securities to buy and sell….”).
Comment 37. Please confirm that, other than the portfolio managers listed under Principal Management Corporation, there are no other individuals responsible for the day-to-day management of the fund.
Response: In disclosing portfolio managers for the fund, the Registrant uses the approach described in Frank Russell Investment Management Co., SEC No-Action Letter (pub. avail. Aug. 30, 1993).
Large Cap S&P 500 Index Account
Comment 38. Please confirm that derivatives counted for purposes of the fund’s 80% test are valued by the fund on a mark-to-market basis for such purposes.
Response: Confirmed.
Comment 39. Should this fund’s principal investment strategies include the additional “sampling” language used for some of the Registrant’s other index funds?
Response: No, this fund does not use an index sampling approach.
Money Market Account
Comment 40. Please confirm that the summary prospectus for this fund and references to the fund throughout the rest of the registration statement will be deleted in light of the fund’s liquidation.
Response: Confirmed.
Principal Capital Appreciation Account
Comment 41. Is it appropriate for this fund to list the Small and Medium Market Capitalization Risk as a principal risk?
Response: Yes. As stated in the fund’s principal investment strategies, this fund has a principal investment strategy to invest in “companies with any market capitalization,” including small and medium market capitalization companies.
Principal LifeTime Accounts
Comment 42. A recent supplement for these funds changed the management fee for these funds. Please confirm the expense tables will be updated to reflect the current fees.
Response: Confirmed.
Comment 43. Consider revising these funds’ principal investment strategies to disclose the names of the underlying funds in which each fund can invest.
Response: The Registrant respectfully declines to make the requested change. The underlying funds of each fund of funds, and the percentage allocated to each underlying fund as of the end of the fiscal year, are identified in Additional Information about Investment Strategies and Risks - Fund of Funds. Therefore, the Registrant declines to repeat this disclosure in the summary section. See Note 4 to 1933 Act Rule 421(b)(4) (stating, “you should avoid …Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”). Form N-1A intends for Item 4 strategy and risk disclosure (summary section) to summarize the Item 9 strategy and risk disclosure (the Registrant includes Item 9 disclosure in the Additional Information about Investment Strategies and Risks section). See N-1A Item 4(a) and 4(b)(1)(i).
Comment 44. Consider deleting or revising the sentence that states “Principal has hired a sub-advisor…”
Response: The Registrant will make the requested revision.
Comment 45. Please consider disclosing the target weights of asset classes for each fund.
Response: The Registrant respectfully submits that the graph provided in each Principal LifeTime Account’s principal investment strategies illustrates the target allocations of the accounts over time. See N-1A General Instruction C.1(a) (“A Fund should use document design techniques that promote effective communication.”)
Comment 46. The underlying funds use options among other derivative instruments that are not listed. Please consider adding to the derivative risk disclosure.
Response: The Registrant has reviewed the funds’ derivatives risk disclosure and believes that the current disclosure is appropriate in light of the funds’ exposure to the aggregated risks of the underlying funds’ derivative investments.
SmallCap Account
Comment 47. Confirm that the Registrant will update the EDGAR series and class information with the fund’s new name.
Response: Confirmed.
Comment 48. Remove the quotes around the word “blend,” since it is no longer in the fund’s name.
Response: The Registrant will make the requested revision.
Comment 49. Consider removing references to medium capitalization companies from the Small and Medium Market Capitalization Companies Risk.
Response: The Registrant respectfully declines to revise the disclosure at this time but will take this comment into consideration for future filings.
Comments to the Additional Information about Investment Strategies and Risks Section
Comment 50. Please consider adding certain risks (asset allocation, foreign currency, portfolio duration, US government securities, US government-sponsored securities, counterparty risk, conflict of interest risk, investment company securities, volatility mitigation risk, non-diversification risk) that are used in the summary prospectuses to the table.
Response: The Registrant respectfully declines to revise the disclosure at this time but will take this comment into consideration for future filings. The Registrant submits that several of the cited risks are discussed in relation to other strategies and risks that are included both in the table and paragraphs under Additional Information about Investment Strategies and Risks (Asset allocation risk is noted in the Management of the Account section; foreign currency risk is addressed in the Foreign Securities section; portfolio duration and government securities are discussed in the Fixed-Income Securities section; counterparty risk is addressed generally in the Derivatives section and with respect to particular derivative instruments; certain conflicts of interest related to underlying funds are described under Redemption Risk; and the performance of various strategies (such as volatility mitigation strategies) are discussed in the Management of the Account section and the disclosure preceding the table).
Comment 51. Should securitized products be designated as “principal” for the Multi-Asset Income Account?
Response: Yes. The Registrant will make the requested revision.

Comment 52. Please consider combining some of the sub-headings under the Additional Information about Investment Strategies and Risks - Derivatives.
Response: The Registrant declines to revise the disclosure at this time but will take this comment into consideration for future filings.
Comments to the Statement of Additional Information
Comment 53. Is the information that refers to the period of 1970 through 2001 under Description of the Fund’s Investments and Risks - Commodity Index Linked Notes still relevant or helpful?
Response: The Registrant will revise the disclosure to delete the reference to the cited period.
Comment 54. Please clarify the first sentence in the third paragraph under “Derivatives-Options on Securities and Securities Indices-Writing Covered Call and Put Options.”
Response: The Registrant will revise the disclosure to delete the sentence.
Comment 55. Under “Derivatives - Permissible use of futures and options” the disclosure states that “[e]ach Account may engage in speculative futures trading.” Can all of the accounts engage in such trading, or are some are excepted out?
Response: The Registrant will revise the disclosure to provide exceptions to this sentence for certain funds of funds.
Comment 56. In the Management Information table for Karrie McMillan, state the principal business of Patomak Global Partners, LLC.
Response: The Registrant will make the requested revision.
Comment 57. Please confirm that the Sub-Advisory Agreement for the Accounts section discloses sub-advisory fees separately for each sub-advisor that is not covered by the fund’s manager of managers relief.
Response: Confirmed.
Comment 58. Please confirm or revise the “other accounts managed” total for Tina Paris.
Response: The Registrant will update these disclosures in the 485B filing.
Comment 59. Please confirm or revise the “assets under management” for Scott Smith.
Response: The Registrant will update these disclosures in the 485B filing.
Comment 60. Please confirm that the Proxy Voting Policy for Brown Advisory is current or provide and updated version.
Response: We have updated the policy as requested.
We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at 515-247-5461 or Jennifer Block at 515-235-9154 if you have any questions.
Sincerely,
/s/ Clint Woods
Clint Woods
Counsel, Registrant